UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

1720 W. Rio Salado Parkway, Suite A

Tempe, Arizona 85281

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,453,975 (1)
	8.	Shared Voting Power 18,038,765 (2)
	9.	Sole Dispositive Power 74,453,975 (1)
	10.	Shared Dispositive Power 18,038,765
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,492,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 76.5% (3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)	This number includes the Class A Shares held by: (i) Mr. Garcia (60,937,458 shares on an as-converted basis), (ii) Verde Investments, Inc. (“Verde”) (1,464,517 shares), which Mr. Garcia wholly owns and controls, (iii) the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, (iv) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries, and (v) DriveTime Sales and Finance Company, LLC (“DriveTime Sales”) (5,986,765 shares on an as-converted basis), a wholly owned subsidiary of DriveTime Automotive Group, Inc. (“DriveTime”), of which Mr. Garcia is the chairman of the board of directors and the controlling stockholder.
(2)	This number reflects the Class A Shares held by the 2004 Trust and by DriveTime Sales on an as-converted basis.
(3)	Based on 30,066,289 Class A Shares outstanding as of April 30, 2018, and assuming the conversion of all Class A common units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,464,517 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,464,517 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,517 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)	Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.
(2)	Based on 30,066,289 Class A Shares outstanding as of April 30, 2018 and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. DriveTime Sales and Finance Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,986,765 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,986,765 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,986,765 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6% (2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)	Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.
(2)	Based on 30,066,289 Class A Shares outstanding as of April 30, 2018 and assuming the conversion of all Class A common units of Carvana Group held by DriveTime Sales into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This amendment No. 1 (“Amendment No. 1”) to Schedule 13D is filed jointly by Ernest C. Garcia II, Verde Investments, Inc. (“Verde”), and DriveTime Sales and Finance Company, LLC (“DriveTime Sales”, and collectively with Mr. Garcia and Verde, the “Reporting Persons”) with respect to the Class A common stock, par value $0.001 per share, of the Issuer, pursuant to their Joint Filing Agreement dated as of May 12, 2017, filed the Schedule 13D filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017, (the “Original Schedule 13D”) . Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2.	Identity and Background

The fifth paragraph of Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this statement, Mr. Garcia is the record owner of 0 Class A Shares and 60,937,458 Class B Shares, Verde is the record owner of 1,464,517 Class A Shares and 0 Class B Shares, and DriveTime Sales is the record owner of 0 Class A Shares and 5,986,765 Class B Shares.

The eighth paragraph of Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The principal business of DriveTime Sales is retail vehicle sales and financing. The managers of DriveTime Sales are Don Reese and Clay Scheitzach.

Item 4.	Purpose of Transaction

The disclosures provided in Item 4 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The Reporting Persons acquired, and presently hold, the Class A Shares, the Class B Shares, and the Class A Units for investment purposes.

The Issuer and the Class A Unitholders entered into the Carvana Group LLC Agreement and the Exchange Agreement, pursuant to which the Class A Unitholders are entitled from time to time at their option to exchange Class A Units (together with their corresponding Class B Shares) for Class A Shares on a five-to-four basis (or, at the Issuer’s option, for cash), subject to the expiration of the lock-up period described below in this Item 4.

Prior to the closing of the IPO, the Issuer, Mr. Garcia, the 2004 Trust and the Multi-Generational Trust entered into a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Issuer’s securities. The Registration Rights Agreement provides certain registration rights to Mr. Garcia, the 2004 Trust and the Multi-Generational Trust with respect to securities of the Issuer. For further information, see Item 6 and the Registration Rights Agreement filed herewith as Exhibit 7.3.

As part of an underwritten secondary public offering (the “Secondary Offering”), on April 25, 2018, DriveTime Sales entered into an underwriting agreement with the underwriters of the Secondary Offering (the “Underwriting Agreement”), pursuant to which, among other matters, each underwriter severally and not jointly agreed to purchase up to 5,075,000 Class A Shares from DriveTime Sales, subject to the terms and conditions set forth in the Underwriting Agreement. For further information, see Item 6 and the Underwriting Agreement filed herewith as Exhibit 7.6.

In connection with the Secondary Offering, on April 30, 2018, DriveTime Sales tendered to the Issuer 4,281,250 Class A Units and a corresponding number of Class B Shares in exchange for 3,425,000 Class A Shares. Thereafter, pursuant to the term of the Underwriting Agreement, the Reporting Persons executed the transactions set forth in Item 5(c).

The Reporting Persons have agreed, pursuant to lock-up agreements with the underwriters to the Secondary Offering (the “Secondary Lock-up Agreements”), that through 90 days after the date of the Underwriting Agreement, subject to limited exceptions, the Reporting Persons will not, without the prior written consent of the underwriters in the Secondary Offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of the Class A Shares or Class B Shares, or any securities convertible into or exercisable or exchangeable for Class A Shares or Class B Shares, including units.

Except as disclosed in this Item 4 or Item 6, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The

Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging or lending relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5.	Interest in Securities of the Issuer

The disclosures provided in Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

Reporting Persons	Number of Shares* With Sole Voting and Dispositive Power		Number of Shares* With Shared Voting and Dispositive Power		Aggregate Number of Shares* Beneficially Owned	Percentage of Class Beneficially Owned
Ernest C. Garcia II	74,453,975		18,038,765	(1)	92,492,740	76.51%
Verde Investments, Inc.	1,464,517	(2)	0		1,464,517	4.87%
DriveTime Sales and Finance Company, LLC	0		5,986,765	(3)	5,986,765	16.61%

*	All share numbers presented in this table assume full conversion of Class A Units (and their corresponding Class B Shares) to Class A Shares.
(1)	Reflects the Class A Shares held by the 2004 Trust and by DriveTime Sales on an as-converted basis
(2)	Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde. Power is exercised through Mr. Garcia.
(3)	Beneficial ownership of the Class A Shares owned by DriveTime Sales is also attributable to Mr. Garcia. Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.

(c)

The following table sets forth all transactions with respect to shares of Common Stock effectuated during the past 60 days by any of the Reporting Persons. The sale comprised open market transactions made on that day pursuant to the Underwriting Agreement, and the price per share reported is equal to the public offering price less underwriting discounts and commissions, before expenses.

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share
DriveTime Sales	April 30, 2018	3,425,000	$26.2625

(d)

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Class A Shares that are beneficially owned by the Reporting Persons. Specifically, but without limitation, Ernie Garcia, III is a voting trustee of the 2004 Trust and the beneficiaries of the 2004 Trust (Ernie Garcia, III) and the Multi-Generational Trust (Ernie Garcia, III and his children) have the right to receive distributions as determined by the voting trustees of the respective trusts.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures provided in Item 6 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

In connection with the Reorganization (resulting in, among other things, the Class A Unitholders holding Class A Units in Carvana Group, as described more fully in Item 2) and the closing of the IPO, the Reporting Owners entered into certain agreements with respect to securities of the Issuer.

The Carvana Group LLC Agreement and the Exchange Agreement provide the Class A Unitholders with the right to, from time to time at their option, have their Class A Units (along with corresponding Class B Shares) exchanged for Class A Shares on a five-for-four basis, or cash (at the Issuer’s discretion), as set forth in the Carvana Group LLC Agreement and the

Exchange Agreement, subject to the lock-up period described below. For further details, please see the Carvana Group LLC Agreement and the Exchange Agreement filed as Exhibits 7.1 and 7.2, respectively.

Pursuant to the Registration Rights Agreement, Mr. Garcia, the 2004 Trust and the Multi-Generational Trust have “demand” registration rights exercisable commencing 90 days after the closing of the IPO, whereby they may require the Issuer to use reasonable efforts to register its Class A Shares received either in connection with the IPO or in exchange for Class A Units (and corresponding Class B Shares) redeemed by the Issuer, for resale under the Securities Act. The Registration Rights Agreement also provides Mr. Garcia, the 2004 Trust and the Multi-Generational Trust with piggyback registration rights. For further information, see the Registration Rights Agreement filed as Exhibit 7.3.

The Class A Unitholders, the Issuer and Carvana Group entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) that provides for the payment by the Issuer to the Class A Unitholders of 85% of the amount of cash savings from income taxes, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of Carvana Group resulting from redemptions or exchanges of Class A Units held by the Class A Unitholders for Class A Shares and (ii) certain other tax benefits, including tax benefits attributable to payments the Issuer is required to make under the Tax Receivable Agreement. For further information, see the Tax Receivable Agreement filed as Exhibit 7.4.

Mr. Garcia, Verde and DriveTime Sales have entered into the Joint Filing Agreement attached hereto as Exhibit 7.5 with respect to the joint filing of this Schedule 13D.

Pursuant to the Underwriting Agreement, DriveTime Sales sold Class A Shares to the underwriters party thereto, subject to the terms and conditions set forth in the Underwriting Agreement. DriveTime Sales agreed, pursuant to the Underwriting Agreement, to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. For further details, please see the Underwriting Agreement filed as Exhibit 7.6.

Pursuant to the Secondary Lock-Up Agreements, DriveTime Sales and Mr. Garcia have agreed that for 90 days after the date of the Underwriting Agreement, subject to limited exceptions, they will not, without the prior written consent of the underwriters in the Secondary Offering, transfer, dispose of, or hedge any of the shares of Class A Shares, Class B Shares, units, or other securities convertible into or exchangeable for, or that represent the right to receive, Class A Shares, Class B Shares, or units. The Secondary Lock-Up Agreements are also discussed in Item 4.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Exchange Agreement, the Carvana Group LLC Agreement, the Registration Rights Agreement, and the Tax Receivable Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4, 7.5, and 7.6, respectively, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, the Reporting Persons are not parties to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby supplemented to add the following exhibit to the table of exhibits:

7.6	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Carvana Co.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 23, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: May 9, 2018

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

DriveTime Sales and Finance Company, LLC

By:	/s/ Clay Scheitzach
Clay Scheitzach
Manager